==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       SMURFIT-STONE CONTAINER CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    475086104
                ------------------------------------------------
                                 (CUSIP Number)

                        Michael R.J. Pettigrew, Secretary
              Jefferson Smurfit Group plc, Beech Hill, Clonskeagh,
                                Dublin 4, Ireland
                               011-353-1-202-7000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 43 Pages)

------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP No. 475086104                                   Page 2 of 43 Pages
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   SMURFIT PACKAGING CORPORATION
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                         0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        36,800,000 shares

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                         0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        36,800,000 shares

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   36,800,000 shares
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   17.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP No. 475086104                                   Page 3 of 43 Pages
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   SMURFIT INTERNATIONAL B.V.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   BK; OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   THE NETHERLANDS
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        71,638,462 shares (includes 36,800,000 shares held by subsidiary)
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                         0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        71,638,462 shares (includes 36,800,000 shares held by subsidiary)
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    71,638,462
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   33.3%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                            ------------------------
    CUSIP No. 475086104                                   Page 4 of 43 Pages
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   JEFFERSON SMURFIT GROUP PLC
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                 [ ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   IRELAND
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        0

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        71,638,462 (includes 71,638,462 shares held by
                        subsidiaries)
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        0

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        71,638,462 (includes 71,638,462 shares held by
                        subsidiaries)
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   71,638,462
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   33.3%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 43 Pages

Item 1. Security and Issuer.
        -------------------

            This Statement relates to the common stock, par value $0.01 per share (the "SSCC Common Stock"), of Smurfit-Stone Container Corporation, a Delaware corporation (the "Issuer" or "SSCC"), whose principal executive offices are located at 150 North Michigan Avenue, Chicago, Illinois 60601.

Item 2. Identity and Background.
        -----------------------

            This Statement is filed by Smurfit Packaging Corporation, a Delaware corporation ("SPC"), Smurfit International B.V., a corporation organized under the laws of the Netherlands ("SIBV"), and Jefferson Smurfit Group plc, a corporation organized under the laws of Ireland ("JSG," and collectively with SPC and SIBV, the "Reporting Persons").
            JSG is a geographically diversified company, engaged through subsidiaries and affiliates in the manufacture of paperboard, packaging products and newsprint and the reclamation of waste paper, aluminum and glass. JSG's principal business and office address is Beech Hill, Clonskeagh, Dublin 4, Ireland. SIBV is a wholly owned subsidiary of JSG and its principal business and office address is Strawinskylaan 2001, Amsterdam 1077ZZ, The Netherlands. SPC is a wholly owned subsidiary of SIBV and its principal business and office address is Jefferson Smurfit Centre, 8182 Maryland Avenue, St. Louis, Missouri 63105.
            Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed on the schedule attached hereto as Schedule I, which is incorporated herein by reference.

                                                              Page 6 of 43 Pages

            None of the Reporting Persons, nor, to the best of their knowledge, any executive officer or director of any of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            The citizenship of each of the executive officers and directors of the Reporting Persons, to the best knowledge of the Reporting Persons, is set out in Schedule I, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

            The consideration paid by the Reporting Persons pursuant to the transactions described in Item 4 below was comprised of $515,780,800 in cash (for which the Reporting Persons acquired 20,000,000 shares of SSCC Common Stock). Of the $515,780,800 in cash paid by the Reporting Persons (i) $345,000,000 was obtained from a drawdown on an existing FF4,000,000,000 seven year multicurrency revolving credit facility and (ii) the remainder was obtained from the sale of certain assets to Jefferson Smurfit Corporation (U.S.).

Item 4. Purpose of Transaction.
        ----------------------

            The Issuer, Stone Container Corporation ("Stone"), Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF"), Mr. Roger Stone and/or the Reporting Persons have entered into six agreements which set out certain transactions briefly summarized below. These agreements consist of (1) a Merger Agreement dated as of May 10, 1998, as

                                                              Page 7 of 43 Pages

amended, among the Issuer (formerly named Jefferson Smurfit Corporation), Stone and JSC Acquisition Corporation ("JSC Sub"), a wholly owned subsidiary of the Issuer (the "Merger Agreement"), (2) a Stock Purchase Agreement dated as of May 10, 1998 among SIBV, JSG, MSLEF, certain other stockholders of the Issuer party thereto (together with MSLEF, the "Sellers"), and the Issuer (the "Stock Purchase Agreement"), (3) a Voting Agreement dated as of May 10, 1998, as amended, among SIBV, MSLEF and Mr. Stone (the "Voting Agreement"), (4) a Standstill Agreement dated as of May 10, 1998, as amended, between JSG, MSLEF and the Issuer (the "Standstill Agreement"), (5) a Registration Rights Agreement dated as of May 10, 1998 among MSLEF, SIBV, the Issuer and certain other parties identified on the signature pages thereto (the "Registration Rights Agreement") and (6) an Agreement dated as of May 10, 1998 between SIBV and MSLEF (the "First Refusal Agreement" and collectively with the Merger Agreement, the Stock Purchase Agreement, the Voting Agreement, the Registration Rights Agreement, and the Standstill Agreement, the "Agreements"). All summary descriptions of the Agreements set forth herein are qualified in their entirety by reference to the full text of the Agreements, filed or incorporated by reference as Exhibits hereto and incorporated by reference herein.

            Prior to the execution of the Agreements, the Reporting Persons beneficially owned 51,638,462 shares of SSCC Common Stock, constituting approximately 46.5% of the outstanding SSCC Common Stock. As a result of the merger of JSC Sub with and into Stone (the "Merger") pursuant to the Merger Agreement, SSCC issued 103,927,909 shares of SSCC Common Stock. Pursuant to the Stock Purchase Agreement, SIBV purchased 20,000,000 shares of SSCC Common Stock from the Sellers, bringing the Reporting Persons' beneficial ownership to approximately 33.3% of the outstanding SSCC Common

                                                              Page 8 of 43 Pages

Stock after giving effect to the Merger. The purpose of this purchase was to reduce the dilutive impact of the Merger on the Reporting Persons' percentage interest in the SSCC Common Stock. The purpose of the Reporting Persons' beneficial ownership of SSCC Common Stock is to hold and exercise the rights with respect to SSCC, including the right to vote for the election of directors, provided to the Reporting Persons pursuant to their ownership and in accordance with the Agreements described below.


Merger Agreement
----------------

            Pursuant to the Merger Agreement, on November 18, 1998 (the "Effective Time"), JSC Sub merged with and into Stone. Stone survived the Merger and became a subsidiary of the Issuer. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share (the "Stone Common Stock"), of Stone (other than Stone Common Stock held by Stone, the Issuer or any of the Issuer's wholly owned subsidiaries) was automatically converted into
 .99 shares of SSCC Common Stock (with cash paid in lieu of all fractional shares that were otherwise issuable). Each share of Series E Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Stone Series E Preferred Stock") of Stone remained outstanding and became convertible pursuant to its terms into the number of shares of SSCC Common Stock that its holder would have received in the Merger had such holder converted such share of Stone Series E Preferred Stock immediately prior to the Effective Time. In addition, after the Effective Time, the holders of shares of Stone Series E Preferred
Stock became entitled, among other things and in addition to their existing voting rights, to vote upon all matters upon which

                                                              Page 9 of 43 Pages

holders of shares of Stone Common Stock have the right to vote and became entitled to one vote per share of Stone Series E Preferred Stock upon such matters.
            In accordance with the Merger Agreement, after the Effective Time, the Issuer was renamed Smurfit-Stone Container Corporation. In addition, Dr. Michael W.J. Smurfit remained Chairman of the Board of SSCC, Mr. Roger Stone, formerly Chairman of the Board, President and Chief Executive Officer of Stone, became Chief Executive Officer of SSCC, Mr. Raymond M. Curran, formerly Finance Director of JSG, became Executive Vice President, Deputy Chief Executive Officer of SSCC, and Mr. Patrick J. Moore remained Chief Financial Officer of SSCC. After the Effective Time, the SSCC Board of Directors became composed of 12 members, four of whom were nominated by SIBV, four of whom were nominated by Stone, one of whom was nominated by MSLEF, and the remaining three of whom consist of Dr. Smurfit, Mr. Stone and Mr. Curran. The directors nominated by SIBV are Dr. Dermot Smurfit, Mr. Richard W. Graham, Mr. James J. O'Connor, and Mr. Thomas A. Reynolds, III. The directors nominated by Stone are Mr. Matthew S. Kaplan, Mr. Dionisio Garza, Mr. Richard A. Giesen, and Mr. Jerry K. Pearlman. The director nominated by MSLEF is Mr. Alan E. Goldberg.
            Pursuant to the Merger Agreement, SSCC caused its Bylaws to be amended and restated as of the Effective Time (as amended, the "SSCC Bylaws"). These amendments, among other things, implemented certain governance arrangements relating to Board composition, Board and other committees, management, and certain additional related matters, including the requirement that at least 75% of the members of the entire SSCC Board approve certain recommendations to the stockholders.

                                                             Page 10 of 43 Pages

            As contemplated by the Merger Agreement, the SSCC certificate of incorporation was amended (as amended, the "SSCC Charter"), among other things, to require all directors of the Board to be elected at each annual meeting of stockholders for a term of one year. In addition, the SSCC Charter was amended to provide that the amendment of the following SSCC Charter provisions will require the affirmative vote of stockholders holding at least 75% of the voting power of SSCC's then outstanding capital stock entitled to vote: (x) SSCC Charter provisions requiring a 75% stockholder vote to amend certain SSCC Bylaw provisions and (y) SSCC Charter provisions which repeat certain provisions of the SSCC Bylaws where, pursuant to the SSCC Bylaws, stockholder amendment of such provisions requires a 75% stockholder vote.
            In addition, both the SSCC Charter and SSCC Bylaws were amended to provide that, until the Article 5 Termination Date (as defined in the SSCC Bylaws), amendment of certain provisions of the SSCC Bylaws will require the approval of at least 75% of the members of the entire SSCC Board or the affirmative vote of the holders of at least 75% of the voting power of SSCC's outstanding capital stock entitled to vote thereon. From and after the Article 5 Termination Date, the SSCC Bylaws were amended to provide that the SSCC Bylaws may not be amended except by a majority of the members of the entire SSCC Board or by the affirmative vote of the stockholders as required by Delaware law.


Stock Purchase Agreement
------------------------

            Pursuant to the Stock Purchase Agreement, on November 18, 1998, SIBV purchased from the Sellers 20,000,000 shares of SSCC Common Stock for an amount per

                                                             Page 11 of 43 Pages

share equal to $25.00 plus interest from May 10, 1998, or an aggregate amount of $515,780,800.
            In accordance with the Stock Purchase Agreement, the Stockholders' Agreement dated as of May 3, 1994 among SIBV, The Morgan Stanley Leveraged Equity Fund II, L.P. and SSCC (as amended, the "Stockholders' Agreement") and the related registration rights agreement were terminated as of November 18, 1998.
            The Stock Purchase Agreement provides that SIBV, the Sellers and SSCC indemnify each other and certain related parties (including JSG) for Losses (as defined in the Stock Purchase Agreement) arising out of their breach of any of the representations or warranties contained in the Stock Purchase Agreement or their non-performance of any covenant or agreement under the Stock Purchase Agreement. The Stock Purchase Agreement also provides that SSCC indemnify SIBV, the Sellers and certain related parties (including JSG) against any Losses arising out of the Stock Purchase Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, subject to certain exceptions. The indemnification by SSCC contained in the immediately preceding sentence survives the closing under the Stock Purchase Agreement for ten months.
            The foregoing transactions were consummated on November 18, 1998.


Voting Agreement
----------------

            Pursuant to the Voting Agreement, each of SIBV, MSLEF, and Mr. Stone has agreed to vote or cause to be voted all shares of SSCC Common Stock beneficially owned by such stockholder in favor of (i) the persons designated for nomination to the SSCC Board by the Nominating Committees (as defined in the Voting Agreement) and (ii) Mr. Stone (if

                                                             Page 12 of 43 Pages

Mr. Stone has not been designated for nomination by any of the Nominating Committees). The obligation of the parties to vote for Mr. Stone as a director terminates (i) if Mr. Stone is removed as Chief Executive Officer for Cause (as defined in the Voting Agreement) or (ii) when Mr. Stone reaches the age of 72.
            The Voting Agreement provides that, if at any time MSLEF owns less than the MSLEF Threshold Amount of Shares (as defined in the Voting Agreement), each of MSLEF, SIBV and Mr. Stone, at the request of either of the other parties, will vote or cause to be voted all shares of SSCC Common Stock beneficially owned by it in favor of (x) calling a special meeting of SSCC stockholders for the purpose of removing the MSLEF Director and (y) removing the MSLEF Director at such special meeting of stockholders. Other than as described in the preceding sentence, pursuant to the Voting Agreement each of SIBV, MSLEF and Mr. Stone has agreed not to vote or cause to be voted any shares of SSCC Common Stock beneficially owned by such stockholder in favor of the removal of any director nominated or appointed to the SSCC Board by any Nominating Committee other than for Cause.
            Pursuant to the Voting Agreement, each of the parties thereto has agreed that, so long as MSLEF has at no time beneficially owned less than the MSLEF Threshold Amount of Shares, if at any time there is no MSLEF Director on the SSCC Board (due to the MSLEF Director's resignation, retirement, death or otherwise), it will vote or cause to be voted all shares of SSCC Common Stock beneficially owned by it in favor of (x) calling a special meeting of SSCC stockholders for the purpose of removing an Unaffiliated Director (as defined in the Voting Agreement) (if any) and replacing such Unaffiliated Director (or filling the vacancy left by the MSLEF Director (as defined in the Voting Agreement)) with a

                                                             Page 13 of 43 Pages

person designated by MSLEF and (y) at such special meeting, removing such Unaffiliated Director, electing the designee of MSLEF to the SSCC Board and designating such person as the "MSLEF Director" on the SSCC Board.
            In addition, each of the parties to the Voting Agreement has agreed not to vote in favor of any resolution by any stockholder that seeks to amend, repeal, or adopt any provision inconsistent with (i) Article 5 of the SSCC Bylaws or (ii) the SSCC Charter provisions requiring, in the case of stockholder amendment or repeal of certain SSCC Bylaw provisions, the vote of holders of at least 75% of the voting power of SSCC's outstanding capital stock.


Standstill Agreement
--------------------

            The Standstill Agreement governs certain aspects of the Reporting Persons' investment in SSCC (a) for a period of five years from the Effective Time or (b) from the Effective Time until the Article 5 Termination Date. JSG has agreed in the Standstill Agreement that, subject to specified exceptions contained therein, until the fifth anniversary of the Effective Time, it will not, and will cause each of its Subsidiaries (as defined in the Standstill Agreement) not to, directly or indirectly, acquire any Voting Securities (as defined in the Standstill Agreement) if, after giving effect to such acquisition, JSG and its Subsidiaries would beneficially own Voting Securities representing more than 40% of the Total Voting Power (as defined in the Standstill Agreement) represented by all outstanding Voting Securities. MSLEF has also agreed in the Standstill Agreement that, until the fifth anniversary of the Effective Time, it will not, and will cause each of its Subsidiaries not to,

                                                             Page 14 of 43 Pages

directly or indirectly, acquire any Voting Securities (except pursuant to a stock split, stock dividend, rights offering, recapitalization, reclassification or similar transaction).
            Except as expressly contemplated by the SSCC Bylaws or the Voting Agreement, from the Effective Time until the Article 5 Termination Date (or, in the case of clause (g) below, until the fifth anniversary of the Effective
Time), JSG has agreed in the Standstill Agreement that it will not, and will cause each of its Subsidiaries not to: (a) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the 1934 Act), solicit any consent or communicate with or seek to advise or influence any person or entity with respect to the voting of any Voting Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the 1934 Act) with respect to SSCC; (b) form, join or encourage the formation of any "group" (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any Voting Securities, (c) deposit any Voting Securities into a voting trust or subject any such Voting Securities to any arrangement or agreement with respect to the voting thereof (other than with its subsidiaries); (d) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to SSCC as described in Rule 14a-8 under the 1934 Act, or induce or attempt to induce any other person or entity to initiate any such stockholder proposal; (e) seek election to or seek to place a representative on the SSCC Board or seek the removal of any member of the SSCC Board; (f) call or seek to have called any meeting of the stockholders of SSCC; (g) solicit, seek to effect, negotiate with or provide any information to any other party with respect to, or make any statement or proposal (except for any statement or proposal in response to an acquisition or business combination proposal by a party other than JSG or its Subsidiaries), whether

                                                             Page 15 of 43 Pages

written or oral, to the SSCC Board or otherwise make any public announcement (except as required by law or the requirements of any relevant stock exchange or in the case of an acquisition or business combination proposal by a party other than JSG or its Subsidiaries) whatsoever with respect to, any form of acquisition or business combination transaction involving SSCC or any significant portion of its assets, including, without limitation, a merger, tender offer, exchange offer or liquidation, or any restructuring, recapitalization or similar transaction with respect to SSCC; or (h) instigate or encourage any third party to do any of the foregoing.
            From the Effective Time until the Article 5 Termination Date, JSG has agreed in the Standstill Agreement that it will not, and will cause its Subsidiaries not to, directly or indirectly, sell or otherwise transfer in any manner any Voting Securities to any "person" (within the meaning of Section 13(d)(3) of the 1934 Act) who, to the knowledge of JSG, after reasonable inquiry, owns (or as a result of such sale or transfer would own) SSCC securities representing more than 5% of the Total Voting Power.
            The Standstill Agreement provides that the restrictions set forth in the preceding three paragraphs as to JSG and its Subsidiaries will be suspended (and during such period of suspension be of no force and effect) in the event that SSCC enters into a written agreement concerning an Acquisition Proposal (as in the Standstill Agreement) subject to reinstatement as described in the Standstill Agreement.
            The Standstill Agreement also provides that in the event that any person (other than JSG or any of its Subsidiaries or any person acting on behalf of or in participation with any of the foregoing) commences a tender or exchange offer as described in the Standstill Agreement, then the restrictions contained in the Standstill Agreement and

                                                             Page 16 of 43 Pages

summarized herein as to JSG and its Subsidiaries will be suspended (and during such period of suspension be of no force and effect) for such period as described in the Standstill Agreement.
            The Standstill Agreement further provides that in the event that it is publicly announced or JSG or SSCC becomes aware (in which case it must promptly notify the other) that any person (other than JSG or any of its subsidiaries or any person acting on behalf of or in participation with any of the foregoing), together with such person's subsidiaries, or any other person acting on behalf of or in participation with such person or its subsidiaries has become the beneficial owner of Voting Securities representing more than 15% of the Total Voting Power, then certain of the restrictions set forth in the Standstill Agreement will terminate (without reinstatement) subject to certain exceptions.

Registration Rights Agreement
-----------------------------

            Pursuant to the Registration Rights Agreement and subject to certain limitations contained therein, each of SIBV and MSLEF is entitled to two demand registrations. MSLEF has the right to effect its two demand registrations before SIBV is allowed to effect a demand registration; provided that if the MSLEF demand registrations are not effected by the third anniversary of the Effective Time, SIBV is permitted to exercise its rights to request registration. The Registration Rights Agreement requires that each of SIBV's and MSLEF's demand registrations include at least 1,000,000 Registrable Securities (as defined in the Registration Rights Agreement). In addition, MSLEF has agreed in the Registration Rights Agreement to use reasonable best efforts to sell or cause to be sold in each of its demand registrations the lesser of (x) all Registrable Securities that it owns at the

                                                             Page 17 of 43 Pages

time of such demand registration and (y) all Registrable Securities which the managing underwriter advises MSLEF can be sold in such demand registration; provided that notwithstanding the foregoing, neither MSLEF nor any other Morgan Holder (as defined in the Registration Rights Agreement) who has requested that its Registrable Securities be included in such demand registration will be under any obligation to sell its Registrable Securities pursuant to the first MSLEF demand registration if the price per share of SSCC Common Stock on the NYSE or the Nasdaq on the effective date of the registration statement relating to such demand registration has decreased by 5% since the date on which MSLEF requested such demand registration.
            Subject to certain exceptions specified therein, the Registration Rights Agreement also entitles each of SIBV, MSLEF and SSCC to include shares for its own account in the registrations initiated by the other parties; provided that SIBV is not permitted to exercise its "piggyback" rights until the third anniversary of the Effective Time; provided, further, that each of SIBV, MSLEF and SSCC has priority with respect to registrations initiated by it.
            The Registration Rights Agreement terminates, except with respect to rights to indemnification, upon the earlier to occur of the mutual agreement of the parties thereto and December 31, 2010. If earlier, the rights and obligations of each of the Morgan Holders and the SIBV Holders (as defined in the Registration Rights Agreement) terminate when such Morgan Holders or SIBV Holders, as the case may be, cease to own, in the aggregate, at least 1,000,000 shares of SSCC Common Stock.

                                                             Page 18 of 43 Pages

First Refusal Agreement
-----------------------

            Pursuant to the First Refusal Agreement, prior to the acceptance of any Offer (as defined in the First Refusal Agreement) made by a Related Group (as defined in the First Refusal Agreement) to purchase any of the shares of SSCC Common Stock beneficially owned by MSLEF, MSLEF has agreed to give SIBV two Business Days' notice of such proposed Transfer (as defined in the First Refusal Agreement). MSLEF has agreed that such notice shall constitute an offer by MSLEF to sell the shares of SSCC Common Stock subject to the Offer to SIBV on the same terms and subject to the same conditions as the Offer. SIBV must notify MSLEF whether it will accept MSLEF's offer prior to the expiration of the three Business Day period described in the First Refusal Agreement, provided that SIBV may only exercise its right of first refusal with respect to all shares of SSCC Common Stock subject to the Offer, subject to certain exceptions.
            SIBV's right of first refusal does not apply to (i) sales by MSLEF in underwritten public offerings effected pursuant to the Registration Rights Agreement, (ii) any sales effected by MSLEF in the open market pursuant to Rule 144 under the Securities Act of 1933, as amended, or (iii) any distribution of shares by The Morgan Stanley Leveraged Equity Fund, L.P. to its limited partners.
            In addition, MSLEF has agreed that it will not effect a Transfer to a Related Group of any shares of SSCC Common Stock it beneficially owns, subject to certain provisions of the First Refusal Agreement, if such Transfer would result in such Related Group beneficially owning more than five percent of the then outstanding shares of SSCC Common Stock.

                                                             Page 19 of 43 Pages

            Subject to the terms of the Agreements, the Reporting Persons may reconsider their ownership position with respect to the Issuer at any future date in light of the circumstances that may exist at that time and may buy, sell, hold or otherwise modify their beneficial ownership of securities of the Issuer based upon such reconsideration.
            Except as set forth above and in Item 6 below, the Reporting Persons have no plans or proposals which relate to or would result in:
            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
            (e) any material change in the present capitalization or dividend policy of the Issuer;
            (f) any other material change in the Issuer's business or corporate structure;
            (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                                             Page 20 of 43 Pages

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
            (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

            (a) SSCC has informed the Reporting Persons that after giving effect to the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement, 214,925,671 shares of SSCC Common Stock were outstanding as of the close of business on November 18, 1998.
            As of the date of this Statement, the Reporting Persons beneficially owned an aggregate of 71,638,462 shares of SSCC Common Stock (approximately 33.3% of the shares of SSCC Common Stock outstanding).
            To the best knowledge of the Reporting Persons, only the executive officers and directors of the Reporting Persons listed on the schedule attached hereto as Schedule II, which is incorporated herein by reference, beneficially own shares of SSCC Common Stock of the Issuer.
            Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named unless otherwise noted on
Schedule II.
            (b) Except with respect to SPC, the Reporting Persons share the power to vote or direct the voting of, or to dispose or direct the disposition of, the shares of SSCC Common Stock held by the other Reporting Persons. SPC shares the power to vote or direct

                                                             Page 21 of 43 Pages

the voting of, or to dispose or direct the disposition of, the shares of SSCC Common Stock held by SPC with the other Reporting Persons.
            To the best knowledge of the Reporting Persons, except as set forth on Schedule II, no executive officer or director of the Reporting Persons has or shares the power to vote or direct the voting of, or to dispose or direct the disposition of, any shares of SSCC Common Stock.
            (c) Except as set forth on Schedule II, to the best knowledge of the Reporting Persons, none of the above shares were acquired during the past 60 days, other than in connection with the Merger and the other transactions described in this Schedule 13D. Except as set forth on Schedule II, to the best knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons beneficially owns any shares of SSCC Common Stock or has a right to acquire such shares, and no executive officer or director, or any of them, has effected any transactions in the SSCC Common Stock during the past 60 days.
            (d) To the best knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of SSCC Common Stock held by the Reporting Persons or held by any executive officer or director of any Reporting Person, except as set forth on Schedule II.
            (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer.
        ----------------------------------------

            Reference is hereby made to the description of the Agreements described in Item 4 above. Although the Reporting Persons hereby describe a relationship with other

                                                             Page 22 of 43 Pages

persons pursuant to the Voting Agreement and may be deemed to be a group pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Reporting Persons hereby expressly disclaim the existence of a group and the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the 1934 Act, the beneficial owners of any securities covered by the Voting Agreement and not disclosed in this Statement.
            To the best knowledge of the Reporting Persons and except as set forth on Schedule II, there are no contracts, arrangements, understandings or relationships between any executive officer or director of the Reporting Persons, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.
        --------------------------------

            See Exhibit Index on page 31.

                                                             Page 23 of 43 Pages


                                 SIGNATURE
                                 ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    SMURFIT PACKAGING CORPORATION


                                    By:    /s/ Charles A. Hinrichs
                                       -------------------------------
                                       Name:   Charles A. Hinrichs
                                       Title:  Vice President and Treasurer




                                    SMURFIT INTERNATIONAL B.V.


                                    By:    /s/ Michael O'Riordan
                                       -------------------------------
                                       Name:   Michael O'Riordan
                                       Title:  Managing Director



                                    JEFFERSON SMURFIT GROUP PLC


                                    By:    /s/ Michael R.J. Pettigrew
                                       -------------------------------
                                       Name:   Michael R.J. Pettigrew
                                       Title:  Secretary


Date:  November 24, 1998

                                                             Page 24 of 43 Pages


                                   SCHEDULE I



               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
              DIRECTOR AND OFFICER OF SMURFIT PACKAGING CORPORATION

Name and Business Address        Principal Occupation              Citizenship
-------------------------        --------------------              -----------

Peter A. Cosgrove                President and Chief Executive     Ireland
American Lithographers Inc.      Officer, Smurfit Packaging
21062 Forbes Street              Corporation
Hayward, CA  94545

Patrick J. Moore                 Senior Vice President and Chief   United
8182 Maryland Avenue             Financial Officer, Smurfit-Stone  States
St. Louis, MO  63105             Container Corporation

Charles A. Hinrichs              Vice President and Treasurer,     United
8182 Maryland Avenue             Smurfit-Stone Container           States
St. Louis, MO  63105             Corporation

Derry L. Hobson                  Divisional Vice President,        United
8182 Maryland Avenue             Smurfit Packaging Corporation     States
St. Louis, MO  63105

Craig A. Hunt                    Vice President, Secretary and     United
8182 Maryland Avenue             General Counsel, Smurfit-Stone    States
St. Louis, MO  63105             Container Corporation

James B. Malloy                  Chairman of the Board, Smurfit    United
8182 Maryland Avenue             Packaging Corporation             States
St. Louis, MO  63105

Richard P. Marra                 Assistant Treasurer, Smurfit-     United
8182 Maryland Avenue             Stone Container Corporation       States
St. Louis, MO  63105

                                                             Page 25 of 43 Pages

         NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH DIRECTOR AND
                      OFFICER OF SMURFIT INTERNATIONAL B.V.

Name and Business Address      Principal Occupation          Citizenship
-------------------------      --------------------          -----------

Jaap Willeumier                Lawyer                        Netherlands
Stibbe Simont Monahan Duhot
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands

Gert Mosler                    Lawyer                        Netherlands
Stibbe Simont Monahan Duhot
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands

Ben van der Weerden            Chief Executive,              Netherlands
Smurfit Lona Verpakking B.V.   Smurfit Netherlands and
Voorsterweg 94, P.O. Box 1     Germany
7370 AA Loenen
The Netherlands

Leendert P. Van den Blink      Retired Lawyer                Netherlands
Jan van Goyenkade 17
1075 HR Amsterdam
The Netherlands

Michael J. Clayton             Finance Director,             United Kingdom
Smurfit UK                     Smurfit UK
2, The Beacons
Beaconsfield Rd.
Hatfield,
Hertfordshire AL 10 8EQ
England

J.M. van der Beek              Retired Tax Lawyer            Netherlands
Schouwweg 49
2243 BE Wassenarr,
The Netherlands

J.M. van den Wall Bake         Lawyer                        Netherlands
Stibbe Simont Monahan Duhot
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands

                                                             Page 26 of 43 Pages

         NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH DIRECTOR AND
                      OFFICER OF SMURFIT INTERNATIONAL B.V.

Name and Business Address      Principal Occupation          Citizenship
-------------------------      --------------------          -----------

Michael R.J. Pettigrew         Group Secretary,              Ireland
Jefferson Smurfit Group plc    Jefferson Smurfit Group plc
Beech Hill,
Clonskeagh,
Dublin, 4,
Ireland

Gary McGann                    Chief Financial Officer,      Ireland
Jefferson Smurfit Group plc    Jefferson Smurfit Group plc
Beech Hill,
Clonskeagh,
Dublin, 4,
Ireland

Michael O'Riordan              Managing Director,            Ireland
Villa les Bruyeres,            Smurfit International
1, Place Sainte Devote
98000 Monaco

Rokin Corporate Services, B.V. Management Company            Netherlands
Strawinskylaan 2001
1077 ZZ Amsterdam
The Netherlands

                                                             Page 27 of 43 Pages

              NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
              DIRECTOR AND OFFICER OF JEFFERSON SMURFIT GROUP PLC

Name and Business Address      Principal Occupation          Citizenship
-------------------------      --------------------          -----------

Michael W.J. Smurfit           Chairman of the Board and     Ireland; United
Jefferson Smurfit Group plc    Chief Executive Officer,      Kingdom
Beech Hill,                    Jefferson Smurfit Group plc
Clonskeagh,
Dublin, 4,
Ireland

P. Alan Smurfit                Chairman of the Board and     Ireland
Smurfit Latin America          Chief Executive Officer,
One Turnberry Place            Smurfit Latin America
19495 Biscayne Blvd.
Suite 300
Aventura, Florida  33180

Dermot F. Smurfit              World Vice President,         Ireland
Jefferson Smurfit Group plc    Marketing and Sales,
Beech Hill,                    Jefferson Smurfit Group plc
Clonskeagh,
Dublin, 4,
Ireland

Howard E. Kilroy               Governor,                     Ireland
Bank of Ireland,               Bank of Ireland
Headquarters,
Lower Baggot Street
Dublin, 2,
Ireland

Peter J.P. Gleeson             Chairman of the Board,        Ireland
Castle Hosiery Co. Ltd.        Castle Hosiery Co., Ltd.
2001 City West Business Campus
Naas Road
Dublin, 24,
Ireland

James B. Malloy                Chairman of the Board,        United States
Smurfit Packaging Corporation  Smurfit Packaging Corporation
8182 Maryland Avenue
St. Louis, MO  63105

                                                             Page 28 of 43 Pages

               NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
               DIRECTOR AND OFFICER OF JEFFERSON SMURFIT GROUP PLC

Name and Business Address      Principal Occupation          Citizenship
-------------------------      --------------------          -----------

James M. O'Dwyer               Chairman of the Board,        Ireland
Arthur Cox & Co.               Arthur Cox & Co.,
Arthur Cox Building            Solicitors
Earlsfort Terrace,
Dublin, 2,
Ireland

Anthony P.J. Smurfit           Deputy Chief Executive,       Ireland
Smurfit Europe                 Smurfit Europe
2 rue Goethe
75116 Paris,
France

Ray Mac Sharry                 Company Director              Ireland
46, Upper Mount Street,
Dublin, 2,
Ireland

Martin Rafferty                Chairman of the Board,        Ireland
United Drug plc                United Drug plc
Belgard Road,
Tallaght,
Dublin, 24,
Ireland

Patrick J. Wright              President and                 Ireland
Jefferson Smurfit Group plc    Chief Operations Officer,
Beech Hill,                    Jefferson Smurfit Group plc
Clonskeagh,
Dublin, 4,
Ireland

Albert Reynolds                Member of Parliament,         Ireland
Dail Eireann                   Republic of Ireland
Kildare Street,
Dublin, 2,
Ireland

Gary McGann                    Chief Financial Officer,      Ireland
Jefferson Smurfit Group plc    Jefferson Smurfit Group plc
Beech Hill,
Clonskeagh,
Dublin, 4,
Ireland

                                                             Page 29 of 43 Pages

Name and Business Address      Principal Occupation          Citizenship
-------------------------      --------------------          -----------

Mary Redmond                                                 Ireland; United
36, Wellington Road,           Lawyer                        Kingdom
Ballsbridge,
Dublin, 4,
Ireland

James R. Thompson                                            United States
Winston & Strawn               Chairman,
35 West Wacker Drive           Winston & Strawn
Chicago, IL  60601

Michael R.J. Pettigrew                                       Ireland
Jefferson Smurfit Group plc    Group Secretary,
Beech Hill,                    Jefferson Smurfit Group plc
Clonskeagh,
Dublin, 4,
Ireland

                                                             Page 30 of 43 Pages

                                SCHEDULE II

The following directors and officers of the Reporting Persons beneficially own, directly or indirectly, the shares of SSCC Common Stock so indicated.



                                       Shares of SSCC Common
Name of Officer or Director            Stock Beneficially Owned
---------------------------            ------------------------

Michael W.J. Smurfit                   1,056,283^1

Dermot F. Smurfit                      91,200^2

P. Alan Smurfit                        385,000^3

Howard E. Kilroy                       423,000^4

James B. Malloy                        724,000^5

James R. Thompson                      90

Anthony P.J. Smurfit                   62,000^6

Patrick J. Moore                       334,104^7

Charles A. Hinrichs                    76,057^8

Derry L. Hobson                        4,050

Craig A. Hunt                          8,723^9

Richard P. Marra                       10,111^10



---------------------------
   1 Includes 1,026,000 options exercisable within 60 days.
   2 Includes 91,200 options exercisable within 60 days.
   3 Includes 234,500 shares pledged pursuant to bank loans and 151,000 options exercisable within 60 days.
   4 Includes 423,000 options exercisable within 60 days.
   5 Includes 724,000 options exercisable within 60 days.
   6 Includes 50,000 shares owned by trust under which Mr. Smurfit does not have voting or investment power (which shares are pledged pursuant to bank loans) and 12,000 options exercisable within 60 days.
   7 Includes 325,000 options exercisable within 60 days.
   8 Includes 70,000 options exercisable within 60 days.
   9 Includes 6,500 options exercisable within 60 days.
   10 Includes 6,000 options exercisable within 60 days.

                                                             Page 31 of 43 Pages

                                  EXHIBIT INDEX



 EXHIBIT      DESCRIPTION                                              PAGES
 -------      -----------                                              -----

   2.1 Agreement and Plan of Merger dated as of May 10, 1998 among Smurfit-Stone Container Corporation ("SSCC") (formerly known as Jefferson Smurfit Corporation ("JSC")), Stone Container Corporation ("Stone") and JSC Acquisition Corporation (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus contained in JSC's Registration Statement on Form S-4 (File No. 333-65431) dated October 8, 1998).

   2.2 Stock Purchase Agreement dated as of May 10, 1998 among Smurfit International B.V. ("SIBV"), Jefferson Smurfit Group plc ("JSG"), Morgan
              Stanley Leveraged Equity Fund II, Inc. ("MSLEF"), the other shareholders of JSC party thereto and SSCC (incorporated by reference to Annex G to the Joint Proxy Statement/Prospectus contained in JSC's Registration Statement on Form S-4 (File No. 333-65431) dated October 8,
              1998).

  10.1 Voting Agreement dated as of May 10, 1998, as amended, among SIBV, MSLEF and Mr. Roger W. Stone (incorporated by reference to Exhibit 10(f) to JSC's Registration Statement on Form S-4 (File No. 333-65431) dated October 8, 1998).

  10.2 Standstill Agreement dated as of May 10, 1998, as amended, among JSG, MSLEF and SSCC (incorporated by reference to Annex H to the Joint Proxy
              Statement/Prospectus contained in JSC's
              Registration Statement on Form S-4 (File No.
              333-65431) dated October 8, 1998).

  10.3 Registration Rights Agreement dated as of May 10, 1998 among MSLEF, SIBV, SSCC and the other parties identified on the signature pages thereto (incorporated by reference to Exhibit 10(e) to JSC's Registration Statement on Form S-4 (File No. 333-65431) dated October 8, 1998).

  10.4        Agreement dated as of May 10, 1998 between SIBV           32
              and MSLEF.

  99.1        Joint Filing Agreement, dated as of November 18,          42
              1998 by and among Smurfit Packaging Corporation,
              Smurfit International B.V., and Jefferson
              Smurfit Group plc.